                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERE TO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)

                            The J. M. Smucker Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                   832696 30 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven J. Ellcessor
                  Vice President -- Finance and Administration,
                     Secretary/Treasurer and General Counsel
                            The J. M. Smucker Company
                                 Strawberry Lane
                              Orrville, Ohio 44667
                                 (330) 682-3000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------------                           -----------------------
CUSIP No.   832696 30 6             SCHEDULE 13D              PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Richard K. Smucker

--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a) [ ]
                                                                        (b) [ ]
                   Not Applicable
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM  2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   USA

--------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                         1,195,138

                                ------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      994,588
            SHARES
         BENEFICIALLY           ------------------------------------------------
           OWNED BY                9     SOLE DISPOSITIVE  POWER
        EACH REPORTING
         PERSON WITH                     981,338
                                ------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         1,208,388

--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,189,726

--------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*                                         [X]
--------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   9.1%

--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                              ------------------
CUSIP No.   832696 30 6               SCHEDULE 13D           PAGE 3 OF 7 PAGES
-------------------------------                              ------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Shares, without par value ("Common Shares"), of The J. M. Smucker Company, an Ohio corporation (the "Issuer" or "Smucker"). The Issuer's principal executive offices are located at Strawberry Lane, Orrville, Ohio 44667.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This Schedule 13D is being filed by Richard K. Smucker. Mr. Smucker's business address is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. He is the President of Smucker, the address of which is noted in the immediately preceding sentence. Mr. Smucker is a citizen of the United States of America.

         (d) - (e) Mr. Smucker has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Smucker acquired the Issuer's common shares, without par value (the "Common Shares"), on August 28, 2000 in connection with the Issuer's combination of its voting Class A common shares, without par value ("Class A Common Shares"), and non-voting Class B common shares, without par value ("Class B Common Shares"), into a single class of voting common shares, on a one share for one share basis, and its repurchase of 1,579,509 Class A Common Shares and 2,693,015 Class B Common Shares for $18.50 per share (the "Combination"). The Combination was effected pursuant to the terms of an Agreement of Merger, dated as of July 3, 2000, between Smucker and JMS-Ohio, Inc., an Ohio corporation and a newly formed, wholly owned subsidiary of Smucker ("JMS-Ohio"). JMS-Ohio merged with and into Smucker (the "Merger"), with Smucker being the surviving corporation. The Merger became effective on August 28, 2000.

         Prior to the closing of the Combination, Mr. Smucker was the beneficial owner of 1,184,913 Class A Common Shares and 1,004,813 Class B Common Shares. Mr. Smucker did not elect to receive cash with respect to any of his Class A Common Shares or Class B Common Shares in connection with the Combination. On August 28, 2000, the date on which the Combination closed, each of Mr. Smucker's Class A Common Shares and Class B Common Shares was automatically converted into one Common Share. Mr. Smucker did not pay any additional consideration for the Common Shares that he acquired in the Combination.

-------------------------------                         ------------------------
CUSIP No.   832696 30 6                 SCHEDULE 13D          PAGE 4 OF 7 PAGES
-------------------------------                         ------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Smucker's acquisition of beneficial ownership of the Common Shares was incidental to the Combination.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Smucker is the beneficial owner of 2,189,726 Common Shares, which together constitute 9.1% of the outstanding Common Shares.

         (b) Mr. Smucker has the sole power to vote 1,195,138 Common Shares, which together constitute 5.0% of the outstanding Common Shares. Mr. Smucker shares the power to vote 994,588 Common Shares, which together constitute 4.1% of the outstanding Common Shares. Mr. Smucker has the sole power to dispose of 981,338 Common Shares, which together constitute 4.1% of the outstanding Common Shares. Mr. Smucker has the shared power to dispose of 1,208,388 Common Shares, which together constitute 5.0% of the outstanding Common Shares. Mr. Smucker shares voting and/or dispositive power with the following persons:

             1. Timothy P. Smucker. Mr. Timothy Smucker, who is Chairman of The
         J. M. Smucker Company, is a U.S. citizen. His business address is Strawberry Lane, Orrville, Ohio 44667.

-------------------------------                               -----------------
CUSIP No.   832696 30 6               SCHEDULE 13D            PAGE 5 OF 7 PAGES
-------------------------------                               -----------------

             2. Susan S. Wagstaff. Mrs. Wagstaff, who is a homemaker, is a U.S. citizen. Her address is 9933 Holt Road, Carmel, California 93921.

             3. The Willard E. Smucker Foundation. The Willard E. Smucker Foundation, which is a charitable foundation, is organized under the laws of the State of Ohio. The address of its principal business and office is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

         To the best of Mr. Smucker's knowledge, none of Timothy P. Smucker, Susan S. Wagstaff or The Willard E. Smucker Foundation has, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or its was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Smucker has entered into an agreement (the "Agreement") with Richard K. Smucker and other shareholders of Smucker relating to the disposition of Common Shares held by them. Under the Agreement, which has no expiration date, Smucker has a purchase option with respect to any proposed transfers of Mr. Smucker's Common Shares, except for gifts and bequests to or for the benefit of certain Smucker family members, and sales pursuant to any offer, merger, or similar transaction that is approved or recommended by Smucker's board of directors. The Agreement provides that Smucker may assign its purchase rights to Smucker's ESOP or any of its other employee benefit plans. This description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

         Other than as described above, there are no contracts, arrangements, understandings or relationships between Mr. Smucker and any other person, with respect to the shares of Smucker's Common Shares.

----------------------------                              ----------------------
CUSIP No.  832696 30 6               SCHEDULE 13D             PAGE 6 OF 7 PAGES
----------------------------                              ----------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Agreement, dated as of April 18, 1985, by and among Smucker and certain of its shareholders.

[REMAINDER OF PAGE IS LEFT INTENTIONALLY BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

----------------------------                              ---------------------
CUSIP No.  832696 30 6               SCHEDULE 13D              PAGE 7 OF 7 PAGES
----------------------------                              ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                        /s/ Richard K. Smucker
Dated: September 7, 2000                                ----------------------
                                                         Richard K. Smucker

                                                                       Exhibit 1
                                                                       ---------
                                    AGREEMENT


         THIS AGREEMENT has been entered into as of the 18th day of April, 1985, by and among PAUL H. SMUCKER, individually and as Trustee, LORRAINE E. SMUCKER, individually and as Trustee, TIMOTHY P. SMUCKER, individually and as Trustee, JENNIFER C. SMUCKER, individually and as Custodian, RICHARD K. SMUCKER, EMILY D. SMUCKER, individually and as Custodian, H. REID WAGSTAFF, SUSAN S. WAGSTAFF, individually and as Custodian, PAUL R. WAGSTAFF, KIMBERLY A. WAGSTAFF, PENNY S. WAGSTAFF and WENDY L. WAGSTAFF (individually the "Shareholder" and collectively the "Shareholders") and THE J. M. SMUCKER COMPANY (the "Company").

         Each of the Shareholders is and has been for many years a shareholder of the Company and has determined that the best interests of the Company will be served if, upon his or her death or upon certain proposed transfers by him or her of any Common Shares of the Company ("Common Shares") and provided that, at the time, a majority of the Company's Board of Directors consists of Continuing Directors (as defined in Paragraph 7), the Company and its permitted assigns have the option to purchase the affected Common Shares.

         In consideration of the sum of $10 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Shareholders agrees as follows:

         1. UNRESTRICTED TRANSFERS AND SURRENDERS. Each of the Shareholders is free to:

            (a) Give, bequeath, or otherwise transfer Common Shares to any person who, at the time, (i) is either a party to this Agreement or to another agreement with the Company that is identical in all respects other than the date of execution and the individual parties or (ii) is, by reason of the terms of the transfer, subject, as though a party, to all of the provisions of this Agreement;

            (b) Sell or exchange Common Shares pursuant to a tender offer or exchange offer that is approved or recommended by a majority of the Company's Board of Directors and by a majority of the Continuing Directors; or

            (c) Surrender Common Shares pursuant to a merger or consolidation of the Company with or into another corporation, a reclassification of the Company's securities, or a liquidation or dissolution of the Company that is approved or recommended by a majority of the Company's Board of Directors and by a majority of the Continuing Directors.

         Except as otherwise provided in clause (a) of this Paragraph 1 or in Paragraph 6, any transferee of Common Shares in a disposition referred to in this Paragraph shall receive and hold the Common Shares free of any restrictions on transfer set forth in this Agreement.

         2. RESTRICTION ON TRANSFER AT DEATH. Except for Common Shares that are the subject matter of a bequest of the type referred to in clause (a) of Paragraph 1, the Company acting through its Board of Directors shall have the right, at its option, for a period of 180 days after a Shareholder's death, to purchase any number of the Common Shares included in the Shareholder's estate at a price per share equal to the arithmetic average of the closing price of Common Shares as reported in the "New York Stock Exchange - Composite Transactions" on the 10 trading days preceding the Shareholder's death. The option shall be exercised by notice in writing to the Executor or Administrator of the Shareholder's estate.

         3. RESTRICTION UPON SALE. In the event a Shareholder desires at any time during his or her lifetime to sell or otherwise dispose of any Common Shares in which the Shareholder possesses a beneficial interest, other than in an unrestricted transfer or surrender of the type referred to in Paragraph 1, the Shareholder shall give notice in writing to the Company of the proposed disposition, stating the number of Common Shares proposed to be sold, exchanged, or surrendered. Thereafter, for a period of 30 days following receipt of the notice, the Company acting through its Board of Directors shall have the right, at its option, to purchase any number of the Common Shares referred to in the notice at a price per share equal to the arithmetic average of the closing price of Common Shares as reported in the "New York Stock Exchange - Composite Transactions" on the 10 trading days preceding the date of the notice. Except that if the number of Common Shares proposed to be sold by the Shareholder, together with all sales of Common Shares for the account of the Shareholder within the preceding 6 months, is 500 or less, the Company shall have the option described for a period of only 5 days following receipt of the notice. The option shall be exercised by notice in writing to the Shareholder.

         4. SALE UPON EXERCISE OF OPTION. If any option granted hereunder is exercised, the sale shall be completed within 30 days after the Company's notice of exercise, against delivery of certificates evidencing the affected Common Shares in negotiable form, by payment of the purchase price in cash.

         5. PARTIAL EXERCISE OF OPTION. If the option granted under Paragraph 2 is not exercised in full, the Executor or Administrator of the Shareholder's estate may at any time dispose of all or any part of the remaining Common Shares included in the Shareholder's estate. If any option granted under Paragraph 3 is not exercised in full, the Shareholder may dispose of all or any part of the remaining Common Shares as to which he had given notice of proposed disposition, but only in a disposition consummated within 90 days after the date of his notice. Except as otherwise provided in clause (a) of Paragraph 1 or in Paragraph 6, any transferee of Common Shares in a disposition referred to in this Paragraph shall receive and hold the Common Shares free of any restriction on transfer set forth in this Agreement.

         6. COMMON SHARES COVERED. The restriction on transfer set forth in this Agreement shall apply to all Common Shares in which a Shareholder now or at any time hereafter possesses a beneficial interest, including Common Shares in which a Shareholder acquires a beneficial interest by reason of a transfer pursuant to Paragraph 1 or 5.

         7. CONTINUING DIRECTORS; Termination. As used in this Agreement, the term Continuing Director shall mean either a person who is a member of the Company's Board of Directors on the day and year first above written or a person recommended by a majority of the Continuing Directors to succeed such a member or recommended by a majority of the Continuing Directors as an additional member of the Company's Board of Directors. This Agreement shall terminate and all Common Shares shall be free of any restriction on transfer set forth herein on the date when a majority of the Company's Board of Directors shall not consist of Continuing Directors.

         8. MISCELLANEOUS. This Agreement shall be binding upon each of the Shareholders and their respective heirs, representatives, executors, and administrators; the options and other provisions of this Agreement for the benefit of the Company may be assigned from time to time, in whole or in part, by the Company to any one or more of (a) the Company's Employee Stock

Ownership Plan, (b) The J. M. Smucker Company Collective Trust ("master trust" for the several Company pension plans), and (c) any other Company benefit plan, or Trustee thereof, and this Agreement shall inure to the benefit of the Company, its successors, and its permitted assigns.

         Each of the shareholders and the Company have executed a counterpart of this Agreement as of the day and year first above written.



/s/  Paul H. Smucker                             /s/  Paul H. Smucker
------------------------------------------       --------------------
Paul H. Smucker                                  Paul H. Smucker, Trustee UDT
                                                 dtd 12/28/59


/s/  Paul H. Smucker                             /s/  Susan S. Wagstaff
------------------------------------------       ----------------------
Paul H. Smucker, Trustee U/A/W                   Susan S. Wagstaff
dtd 12/28/59


/s/  Lorraine E. Smucker                         /s/  Susan S. Wagstaff
------------------------------------------       ----------------------
Lorraine E. Smucker                              Susan S. Wagstaff, Cust. for
                                                 Paul, Penny, Wendy, and
                                                 Kimberly Wagstaff (4 accounts)


/s/  Lorraine E. Smucker                         /s/  H. Reid Wagstaff
------------------------------------------       ---------------------
Lorraine E. Smucker, Trustee                     H. Reid Wagstaff
UA dtd 12/26/79


/s/  Timothy P. Smucker                          /s/  Kimberly Alexa Wagstaff
------------------------------------------       ----------------------------
Timothy P. Smucker                               Kimberly Alexa Wagstaff


/s/  Timothy P. Smucker                          /s/  Penny S. Wagstaff
------------------------------------------       ----------------------
Timothy P. Smucker, Trustee                      Penny Suzanne Wagstaff
UDT dtd 12/27/82


/s/  Jennifer C. Smucker                         /s/  Wendy Lorraine Wagstaff
------------------------------------------       ----------------------------
Jennifer C. Smucker                              Wendy Lorraine Wagstaff

/s/  Jennifer C. Smucker                         /s/  Paul Wagstaff
------------------------------------------       ------------------
Jennifer C. Smucker, Cust. for                   Paul Reid Wagstaff
Sarah, Mark and Reid Smucker
(3 accounts)


/s/  Emily D. Smucker                            /s/  Richard K. Smucker
------------------------------------------       -----------------------
Emily D. Smucker                                 Richard K. Smucker


/s/  Emily D. Smucker                            THE J. M. SMUCKER COMPANY
------------------------------------------
Emily D. Smucker, Cust. for
Julie Smucker
                                                 By: /s/ Frederick Tyler
                                                    ---------------------
                                                    Secretary